

June 10, 2014

<u>Via E-mail</u>
Mr. Eyal Desheh
Executive Vice President and Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
5 Basel Street
P.O. Box 3190
Petach Tivka 4951033 Israel

> **Re:** **Teva Pharmaceutical Industries Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **File No. 001-16174**

Dear Mr. Desheh:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Principal Accountant Fees and Services, page 133</u>

1. You disclose that you paid fees to your auditors for general guidance on accounting issues. Please tell us the nature of the guidance you received and why you do not believe the services constituted a prohibited service under Rule 2-01(c)(4)(i) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant